SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                       INTERNET COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46057T408
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                                 (CUSIP Number)

Cannon Y. Harvey                                 Thomas A. Richardson, Esq.
The Anschutz Corporation                         Holme Roberts & Owen LLP
555 Seventeenth Street, Suite 2400               1700 Lincoln Street, Suite 4100
Denver, CO 80202                                 Denver, CO 80203
(303) 298-1000                                   (303) 861-7000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 11, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:  46057T408
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
                  Interwest Group, Inc.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                                                                       (a)  /X/
                                                                       (b)  / /
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds
                  WC
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                  Colorado
--------------------------------------------------------------------------------
Number of                           7       Sole Voting Power
Shares                                                               0
Beneficially                                ------------------------------------
Owned by                            8       Shared Voting Power
Each Reporting                                                       5,949,542**
Person With                                 ------------------------------------
                                    9       Sole Dispositive Power
                                                                     0
                                            ------------------------------------
                                    10      Shared Dispositive Power
                                                                     5,949,542**
                                            ------------------------------------
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  5,949,542**
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                              / /
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                  68.7%**
--------------------------------------------------------------------------------
14       Type of Reporting Person
                  CO
--------------------------------------------------------------------------------

** The reporting persons have a right to acquire 3,039,132 shares, as described in Item 4 herein, Schedule 13D Amendment No. 2, and Schedule 13D Amendment No. 4. The stated number of shares and aggregate amount beneficially owned by each reporting person assumes the acquisition of these shares. Likewise, the total number of shares outstanding, used to calculate the stated percentage of class ownership, assumes these shares are outstanding.

                               Page 2 of 11 Pages

CUSIP Number:  46057T408
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
                  Anschutz Company
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                                                                       (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds
                  WC
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                  Delaware
--------------------------------------------------------------------------------
Number of                           7       Sole Voting Power
Shares                                                               0
Beneficially                                ------------------------------------
Owned by                            8       Shared Voting Power
Each Reporting                                                       5,949,542**
Person With                                 ------------------------------------
                                    9       Sole Dispositive Power
                                                                     0
                                            ------------------------------------
                                    10      Shared Dispositive Power
                                                                     5,949,542**
                                            ------------------------------------
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  5,949,542**
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                              / /
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                  68.7%**
--------------------------------------------------------------------------------
14       Type of Reporting Person
                  CO
--------------------------------------------------------------------------------

** The reporting persons have a right to acquire 3,039,132 shares, as described in Item 4 herein, Schedule 13D Amendment No. 2, and Schedule 13D Amendment No. 4. The stated number of shares and aggregate amount beneficially owned by each reporting person assumes the acquisition of these shares. Likewise, the total number of shares outstanding, used to calculate the stated percentage of class ownership, assumes these shares are outstanding.

                               Page 3 of 11 Pages

CUSIP Number:  46057T408
--------------------------------------------------------------------------------
1        Names of Reporting Persons (entities only)
         I.R.S. Identification Nos. of Above Person
                  Philip F. Anschutz
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                                                                       (a)/X/
                                                                       (b)/ /
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds
                  WC
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                  United States of America
--------------------------------------------------------------------------------
Number of                           7       Sole Voting Power
Shares                                                               0
Beneficially                                ------------------------------------
Owned by                            8       Shared Voting Power
Each Reporting                                                       5,949,542**
Person With                                 ------------------------------------
                                    9       Sole Dispositive Power
                                                                     0
                                            ------------------------------------
                                    10      Shared Dispositive Power
                                                                     5,949,542**
                                            ------------------------------------
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  5,949,542**
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                              / /
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                  68.7%**
--------------------------------------------------------------------------------
14       Type of Reporting Person
                  IN
--------------------------------------------------------------------------------

** The reporting persons have a right to acquire 3,039,132 shares, as described in Item 4 herein, Schedule 13D Amendment No. 2, and Schedule 13D Amendment No. 4. The stated number of shares and aggregate amount beneficially owned by each reporting person assumes the acquisition of these shares. Likewise, the total number of shares outstanding, used to calculate the stated percentage of class ownership, assumes these shares are outstanding.

                               Page 4 of 11 Pages

This Amendment No. 5 to the Schedule 13D filed on September 27, 1996, by Interwest Group, Inc. ("Group"), Anschutz Company ("AC") and Philip F. Anschutz ("Anschutz"), as amended by Amendment No. 1 to the Schedule 13D filed on January 9, 1997, as amended by Amendment No. 2 to the Schedule 13D filed on April 3, 1997, as amended by Amendment No. 3 to the Schedule 13D filed on June 10, 1998, and as further amended by Amendment No. 4 to the Schedule 13D filed on March 10, 1999 (such Schedule 13D, as amended, the "Schedule 13D") relates to shares of Common Stock, no par value per share, of Internet Communications Corporation (the "Company") ("Common Stock") and amends Items 2, 3, 4, 5, 6, and 7 of the
Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.


ITEM 2.  IDENTITY AND BACKGROUND

The information previously furnished in response to this Item is amended to read as follows:

This statement is filed on behalf of Group, a Colorado corporation, AC, a Delaware corporation, and Anschutz. Anschutz owns 100% of the outstanding common stock of AC, and AC owns 100% of the outstanding common stock of Group. Anschutz may be deemed to control AC and TAC.

Group, AC, and their affiliated companies are principally engaged in exploration
and    development   of   natural    resources,    real   estate    development,
telecommunications, and professional sports.

The name, business or residence address, and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of Group, AC, Anschutz, and each executive officer and director of Group and AC are set forth below. Each individual listed below is a citizen of the United States of America.

Filing Persons and
Executive Officers
and Directors of
Group and AC                 Present Principal Occupation or Employment     Business or Residence Address
-------------------------------------------------------------------------------------------------------------
Group                        N/A                                            7100 East Belleview Avenue
                                                                            Suite 201
                                                                            Greenwood Village, CO 80111
-------------------------------------------------------------------------------------------------------------
AC                           N/A                                            555 Seventeenth Street
                                                                            Suite 2400
                                                                            Denver, CO 80202
-------------------------------------------------------------------------------------------------------------
Anschutz                     Group: Director                                555 Seventeenth Street
                             AC: Chairman, Chief Executive Officer, and     Suite 2400
                             Director                                       Denver, CO 80202
-------------------------------------------------------------------------------------------------------------
Harvey, Cannon Y.            AC: President, Chief Operating Officer, and    555 Seventeenth Street
                             Director                                       Suite 2400
                                                                            Denver, CO 80202
-------------------------------------------------------------------------------------------------------------
Couzens, John M.             Group: Director                                7100 East Belleview Avenue
                                                                            Suite 201
                                                                            Greenwood Village, CO 80111

                               Page 5 of 11 Pages

Filing Persons and
Executive Officers
and Directors of
Group and AC                 Present Principal Occupation or Employment     Business or Residence Address
-------------------------------------------------------------------------------------------------------------
Hurley, Michael P.           Group: Assistant Secretary                     7100 East Belleview Avenue
                                                                            Suite 201
                                                                            Greenwood Village, CO 80111
-------------------------------------------------------------------------------------------------------------
Jones, Richard M.            AC: Vice President, General Counsel, and       555 Seventeenth Street
                             Assistant Secretary                            Suite 2400
                                                                            Denver, CO 80202
-------------------------------------------------------------------------------------------------------------
Kundert, Thomas G.           Group: Treasurer                               555 Seventeenth Street
                             AC: Treasurer and Assistant Secretary          Suite 2400
                                                                            Denver, CO 80202
-------------------------------------------------------------------------------------------------------------
Polson, Douglas L.           Group: Director                                555 Seventeenth Street
                             AC: Vice President, Assistant Secretary, and   Suite 2400
                             Director                                       Denver, CO 80202
-------------------------------------------------------------------------------------------------------------
Rooney, Norman L.            Group: Chairman, Chief Executive Officer, and  7100 East Belleview Avenue
                             Director                                       Suite 201
                                                                            Greenwood Village, CO 80111
-------------------------------------------------------------------------------------------------------------
Shamas, Jim E.               Group: President, and Director                 7100 East Belleview Avenue
                                                                            Suite 201
                                                                            Greenwood Village, CO 80111
-------------------------------------------------------------------------------------------------------------
Slater, Craig D.             Group: Director                                555 Seventeenth Street
                             AC: Executive Vice President, and Director     Suite 2400
                                                                            Denver, CO 80202
-------------------------------------------------------------------------------------------------------------
Williams, Miles A.           AC: Executive Vice President, and Director     555 Seventeenth Street
                                                                            Suite 2400
                                                                            Denver, CO 80202
-------------------------------------------------------------------------------------------------------------
Wood, Lynn T.                Group: Senior Vice President, Secretary, and   555 Seventeenth Street
                             General Counsel                                Suite 2400
                             AC: Secretary                                  Denver, CO 80202

During the past five years, none of Group, AC, Anschutz, or any executive officer or director of Group and AC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or had been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information previously furnished in response to this Item is amended to add the following:

The approximately $1,900,000 paid by Group to the Company to consummate the transaction described in Item 4 below was provided by working capital of Group.

                               Page 6 of 11 Pages

ITEM 4.  PURPOSE OF TRANSACTION

The information previously furnished in response to this Item is amended to add the following:

On August 11, 1999, Group and Company entered into a Securities Purchase Agreement ("Agreement"). Pursuant to the Agreement, Group purchased from the Company 19,000 shares of Series B Convertible Preferred Stock and 100,000 Warrants to purchase Common Stock. Group paid to Company approximately $1,900,000.

Group has the right to purchase 100,000 shares of Common Stock pursuant to the Warrants, at an exercise price of $2.9063 per share of Common Stock. The Warrants expire on August 11, 2003. The consideration for the Warrants was not separately specified in the Securities Purchase Agreement or the Warrants.

The 19,000 shares of Series B Convertible Preferred Stock are convertible into 653,752 shares of Common Stock, at a conversion price of $2.9063 per share of Common Stock. Group paid $100.00 per share for the Series B Convertible Stock.

In the future, Group may, under certain circumstances, acquire 5,000 additional shares of Series B Convertible Preferred Stock pursuant to the Agreement. Group committed to fund up to $500,000 of a particular business promotion. The $500,000 may be drawn by Company in incremental amounts. Each time, if ever, that the total amount drawn reaches $100,000, Company will convert the debt to 1,000 shares of Series B Convertible Preferred and issue the 1,000 shares to Group.

The purpose of the transaction was for Group to acquire additional securities of the Company and for Company to gain additional working capital, in part related to the particular business promotion.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The information previously furnished in response to this Item is amended to read as follows:

As of the date hereof, Group may be deemed to be the direct beneficial owner and AC and Anschutz may be deemed to be indirect beneficial owners of 2,910,410 shares of Common Stock, exclusive of shares that the reporting persons have a right to acquire. Group, Anschutz, and AC have shared power to vote or direct the vote and shared power to dispose or direct the disposition of such shares. Based upon the number of shares of Common Stock that were issued and outstanding on August 10, 1999, exclusive of shares that the reporting persons have a right to acquire, such number of shares of Common Stock is equal to approximately 51.8% of the number of shares of Common Stock then outstanding.

Including (i) the 653,752 shares of Common Stock that Group has a right to acquire pursuant to the shares of Series B Convertible Preferred Stock referred to Item 4 above (together with all common stock acquirable upon conversion of convertible stock, the "Conversion Shares") and the 100,00 shares of Common Stock that Group has a right to acquire pursuant to the Warrants referred to
Item 4 above (together with all common stock acquirable upon exercise of warrants, the "Warrant Shares"), (ii) the 2,222,222 Conversion Shares referred to in Amendment No. 4 to this Schedule 13D, and (iii) the 63,158 Warrant Shares referred to in Amendment No. 2 to this Schedule 13D, as of the date hereof, Group may be deemed to be the direct beneficial owner and AC and Anschutz may be deemed to be indirect beneficial owners of 5,949,542 shares of Common Stock. Group, Anschutz, and AC have shared power to vote or direct the vote and shared power to dispose or direct the disposition of such shares. Based upon the number of shares of Common Stock that were issued and outstanding on August 10, 1999, after giving effect to the issuance of the Warrant Shares and Conversion Shares, such number of shares of Common Stock is equal to approximately 68.7% of the number of shares of Common Stock then outstanding.

All transactions in Common Stock effected by Group, Anschutz, and AC since the filing of Amendment No. 4 to the Schedule 13D are described in Item 4 above.

                               Page 7 of 11 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As stated in Item 2 above, Anschutz owns 100% of the outstanding common stock of AC, and AC owns 100% of the outstanding common stock of Group. Anschutz may be deemed to control AC and TAC.

Reference is made to Item 4 above and the Exhibits filed herewith regarding the transaction as set forth in the Securities Purchase Agreement, the Warrants, and the Articles of Amendment to the Articles of Incorporation of Internet Communications Corporation.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A.       Statement of Filing Persons Pursuant to Rule 13d-1(k)(1)(iii)
B.       Securities Purchase Agreement, dated as of August 11, 1999
C. Articles of Amendment to the Articles of Incorporation of Internet Communications Corporation (Annex I to the Securities Purchase Agreement)
D. Warrant to Purchase Common Stock at $2.9063 Per Share (Annex II to the Securities Purchase Agreement)

                               Page 8 of 11 Pages

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



INTERWEST GROUP, INC.



By: /s/ THOMAS G. KUNDERT                       September 10, 1999
    ---------------------------                 --------------------------
    Thomas G. Kundert                           Date
    Treasurer


                               Page 9 of 11 Pages

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





ANSCHUTZ COMPANY

By:  Philip F. Anschutz
     Chairman

     By:  /s/ THOMAS A. RICHARDSON                    September 10, 1999
          -----------------------------------         --------------------------
          Thomas A. Richardson***                     Date
          Attorney-in-fact





*** Philip F. Anschutz executed a power of attorney that authorizes Thomas A. Richardson to sign this Amendment No. 5 to the Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company. A copy of the power of attorney was previously filed with the Securities and Exchange Commission as an Exhibit to a Form 4 filed on November 9, 1998, and is hereby incorporated by reference into this Amendment No. 5 to the Schedule 13D.

                               Page 10 of 11 Pages

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



PHILIP F. ANSCHUTZ


By:  /s/ THOMAS A. RICHARDSON                    September 10, 1999
     -----------------------------------         ---------------------------
     Thomas A. Richardson***                     Date
     Attorney-in-fact






*** Philip F. Anschutz executed a power of attorney that authorizes Thomas A. Richardson to sign this Amendment No. 5 to the Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company. A copy of the power of attorney was previously filed with the Securities and Exchange Commission as an Exhibit to a Form 4 filed on November 9, 1998, and is hereby incorporated by reference into this Amendment No. 5 to the Schedule 13D.

                               Page 11 of 11 Pages